FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for its Fiscal Second Quarter Ended August 31, 2008

Gross Revenue
Up 11.8%

Proprietary Branded Beverage Gross Revenue
Up 32.5%

Record Gross Profit Margin Before Discounts and Slotting
Increases to 43.2%, Up 36.7%

Positive EBITDA

Vancouver, Canada, October 6, 2008, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fiscal second quarter ended August 31, 2008. All financial amounts denominated in US dollars.

Gross revenue for the quarter was $9,306,000, versus $8,323,000 in Q2 of last year, an increase of 11.8% . This is the first comparative quarterly gross revenue growth recorded by the Company since the loss of its Hansen energy drink distribution rights and reduction of co-pack revenue associated with the consolidation of its two bottling plants, almost five quarters ago.

Driving this growth were increased sales of the Company’s proprietary branded beverages, which rose 32.5% over Q2 of fiscal 2007. Gross profit margin (before discounts and slotting fees) for the quarter increased to yet another record of 43.2% from 42.0% last quarter and up a remarkable 36.7% from 31.6% in Q2 of the previous fiscal year. One of the most significant drivers in this percentage margin growth was continued improvement in the Company’s bottling operations.

Net loss for the quarter, before other income, improved to $283,000, or $0.01 per share. That is material progress from a loss of $1,459,000, or $0.08 per share, in Q2 last year. The Company produced a positive EBITDA (before non-cash stock based compensation and other income) of approximately $150,000 in Q2, something not achieved for seven previous quarters. That improvement in financial performance is a direct consequence of increasing sales and gross margin in concert with reductions in fixed overheads and SG&A expenses.

Discounts, rebates and slotting fees rose to $1,413,000 from $1,107,000 in the same period last year. Non-cash stock based compensation expense for the quarter was $93,000 and $162,000 year to date. SG&A expenses were $2,549,000, down 16.8% from $3,064,000 in the same quarter of fiscal 2007. Reductions in SG&A costs continued through this past quarter and will extend well into Q3.

For the first six months of the year gross revenues were $18,620,000 versus $18,881,000 in the first two quarters of fiscal 2007. The Company’s YTD net loss was $839,000 versus $1,644,000. EBITDA before non-cash stock based compensation and other income year to date was a virtual break even.

Cash and available credit at quarter end was approximately $2.7 million, a decrease from about $3.4 million at the close of Q1. Much of that change was due to a reduction in available bank margin as the Company worked down inventories and receivables over the Summer from the seasonal build up in the Spring and also an increase in the value of the US dollar against the Canadian dollar in the quarter, as the Company holds its cash in Canadian currency.

Leading Brands Chairman and CEO Ralph McRae added: “As stated during previous conference calls, our internally established goal this year was to reduce the Company’s breakeven from approximately $4,000,000 in gross sales per month to around $3,000,000 while continuing to grow our brands. We strove to accomplish that through a combination of the factors identified above. In Q2 we came very close to reaching our target: well ahead of schedule. Fixed costs will continue to be addressed as we work through the balance of this year.”

“During our last quarterly conference call I speculated that our gross margin before discounts and slotting fees would hover around the 40% level for the next quarter or so, before additional margin enhancement initiatives worked their way fully through our system. I was pleasantly surprised that margins actually grew through the Summer, but at this juncture anything around 40% is in line with our expectations.”

Mr. McRae concluded: “The Canadian economy, where the majority of our business is, remains quite strong. Although we anticipate some general consumer pull back over 2009, more economically conservative Canada should be somewhat protected from the turmoil currently being experienced in the United States and Europe. What is important for our company is to continue to control costs and margins while keeping our healthy beverage brand portfolio relevant and in demand by our customers.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Monday, October 6, 2008, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN: 1-416-850-9144

The conference call will also be webcast and archived for 30 days on the investor page of the Company’s website at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients –Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com

# # #
(tables follow )

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF LOSS
AND COMPREHENSIVE LOSS
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007

Gross Sales	$9,305,648	$8,323,360	$18,620,280	$18,881,169
Less: Discounts, rebates and slotting fees	(1,413,192)	(1,107,289)	(2,572,665)	(2,127,386)
Net Sales	7,892,456	7,216,071	16,047,615	16,753,783

Cost of sales	5,288,204	5,696,770	10,686,588	12,876,146
Selling, general and administration expenses	2,548,987	3,063,817	5,588,287	6,407,480
Amortization of property, plant and equipment	184,327	161,498	368,330	316,168
Amortization of deferred costs and other	-	2,997	-	5,798
Interest on long-term debt	84,044	90,892	174,994	170,580
Interest on current debt	40,385	54,742	78,722	110,337
Interest income	(11,086)	(11,434)	(25,854)	(11,434)

Loss on sale of assets	7,436	47,297	19,895	48,554

Gain on contract settlement	-	-	-	(1,226,506)
	8,142,297	9,106,579	16,890,962	18,697,123

Net loss before taxes	(249,841)	(1,890,508)	(843,347)	(1,943,340)

Income tax recovery (expense)	(32,952)	431,916	4,643	299,667

Net loss	(282,793)	(1,458,592)	(838,704)	(1,643,673)

Foreign exchange translation adjustment	(989,145)	167,602	(1,126,756)	1,262,494

Comprehensive loss	$(1,271,938)	$(1,290,990)	$(1,965,460)	$(381,179)

Loss per share – basic and diluted	$(0.01)	$(0.08)	$(0.04)	$(0.10)

Weighted average number of shares
outstanding – basic and diluted	19,958,124	17,357,458	19,958,124	16,889,350